Invest in Project M

#1 E-commerce platform for tattoo and heavy metal lifestyles


PROJECT | M
2020

REVOLVERMAG.COM NEW YORK NY

Retail Entertainment Ecommerce Music Advertising

Why you may want to invest in us...

1. Owner of the #1 brands in tattooing (Inked), heavy metal (REVOLVER) & music comedy (The Hard Times).
2. Management prev. raised $2.5B+ from investors. Team incl. former Head of Digital @ Rolling Stone.
3. 20-years working with top talent incl. Metallica, Post Malone, Roman Reigns, DMX, Tool, Linkin Park.
4. 47M+ followers on social media and 10M+ monthly unique users.
5. Raised $7M to date from Wall Street and media executives.
6. Profitable, run-rate revenues of $8M+. 85% e-commerce. +50% YoY growth and accelerating.
7. Launching investor membership tier with artist access, discounts on merchandise, and even tattoos.

8. **Sourced By:** xx

WE'VE RAISED $7,154,524 SINCE OUR FOUNDING

Our team



Enrique Abeyta Ubillos
CEO & Founder
25+ year history in technology and media investing. Founded 5 companies and raised more than $2.5 billion from investors.

James Welch
COO
Business development and account management for multiple digital ad agencies stewarding accounts such as General Motors, Samsung, Gore-Tx, etc.

Brandon Geist
Head of Content
Architect of the REVOLVER brand since 2003 and former Head of Digital at

Rolling Stone.

SEE MORE

Downloads

Project M Wefunder Deck 2020

We are passionate fans of tattooing and heavy metal combining the best content with the best merchandise.

Project M is a group of tattoo and metal fans that have gone out and bought the top content brands — **REVOLVER**, **Inked**, and **The Hard Times**. *We connect that content with the merchandise YOU want to buy.*

WE OWN THE #1 BRANDS

We are the well-known media brands that you have been reading for DECADES. We own the *#1 premium brands* in our spaces including...


PROJECT | M - BRANDS - TATTOO
INKED
• #1 Tattoo Brand
* 2.5M+ monthly unique audience
* 34M+ social media followers
* 300K+ email subscribers
* $6M+ annual revenues
* 60%/40% male/female audience
Inked
AMERICA'S MOST WANTED POST MALONE 070495


PROJECT | M - BRANDS - MUSIC
REVOLVER
• #1 Heavy Music Brand
* 1.2M+ monthly unique audience
* 1.5M+ social media followers
* 120K+ email subscribers
* $1M+ annual revenues
* 75%/25% male/female audience
REVOLVER
G H O S T


PROJECT | M - BRANDS - MUSIC
THE HARD TIMES
• #1 Music Comedy Brand
The


* 900K+ social media followers
* $500K+ annual revenues
* 80%/20% male/female audience
FIRST 40 YEARS
HARD Times
A HISTORY OF PUNK AND HARDCORE
AS REPORTED BY THE SCENE'S
MOST SCRUPULOUS INVESTIGATORS

Much more importantly, though, we are also fans just like you!


PHOTO MONTAGE OF STAFF MEMBERS AT SHOWS/SHOPS/ETC.

OUR ROCKSTAR TEAM

We are unique. Not only are we fans, but collectively, our founders and management team have worked in the financial world for *decades*, founded over a *dozen businesses*, created *multiple media brands*, and **raised billions** of investor capital — yes, *billions*. You can check out all of our backgrounds here [xxx]. We are super proud of our team!


Enrique Abeyta: CEO
• Launched two successful start-up companies
• Raised $2bb+ in investment assets from global investors
Skip Williamson: Chief Creative Officer
• 5B Artist+ Media - Head of Film & Television for largest metal artist management co.
• Lakeshore Entertainment - Partner/Producer with $1B+ of global box office.
• Grammy nominated Founder of world's leading soundtrack label
Brandon Geist: Chief Content Officer
• Rolling Stone - Editorial Director Digital for #1 music site in the world
• Revolver - Editor In Chief for #1 hard rock & metal magazine in the world
Alvaro Gomez: Chief Operating Officer - Digital
• Complex Networks - SVP Ad Operations and architected build of Complex ad network
• Martha Stewart Living Omnimedia and Interactive One - SVP responsible for audience and revenue strategies while building ad network for both brands

Replace this w/ updated team slide w/ pictures + logos

WE HAVE A MASSIVE FOLLOWING

We create great content that lives across multiple channels. Our two biggest brands are known for their magazines. However, **our reach is across multiple digital channels WHEREVER you are** — *Instagram, Twitter, Facebook, YouTube, podcasts, email.* We are even now launching our *Tik Tok* channel!


PROJECT M - AUDIENCE
REVOLVER
Inked
The HARD Times
PROJECT M

O&O	1M	1.5M	2.5M	=	5M
FACEBOOK	936K	43M	383K	=	44.3M
INSTAGRAM	162K	4.2M	446K	=	4.8M
YOUTUBE	98K	997K	3.5K	=	1.09M
TWITTER	324K	115K	99K	=	538K
EMAIL	125K	300K	10.5K	=	435K

THE BUSINESS OPPORTUNITY

As we are crazy about tattoos, metal, and comedy ourselves, we faced a big problem. A couple of years ago, we looked out at the world and thought there was great content in the areas we love — tattoos, music, and comedy — but **the media didn't do a great job of delivering this content.** There were great brands but **they had not been updated and didn't live digitally** like we all do today. We also **missed the great places we used to buy music, t-shirts, and even fun stuff** at the record store or mall.

We thought why don't we combine these two awesome things ...and do it all on a digitally-enabled modern e-commerce platform?

Combine the most well-known brands in these areas along with great talent and re-boot them into the modern world. Then marry that great content with stuff YOU want to buy. Reading a story about Metallica? Instead of a Jeep, a diet coke, or an erection pill how about an awesome Metallica t-shirt? This is what we call **CONTENT = COMMERCE.**

PROJECT | M

THE MISSION - FROM CONTENT TO COMMERCE

CONTENT + AUDIENCE = COMMERCE

Our Genre Leading Brands Develop Premium Content for Passionate Fans. We Connect Audiences with Content to Create Commerce.

HOW WE MAKE MONEY

You know our brands, you probably read our content but how do we actually MAKE money?

In the last few years, the words "media" have not been happy ones for many investors. Our team has 25+ years of successful media investing and we actually saw THAT as the opportunity.

When we bought the company, we said – let's continue to "lend the eyeballs" of our audience to the great advertisers we have worked with in the past BUT we also were frustrated that we couldn't find a single spot to buy all the great merchandise we wanted. So we said let's focus on selling our fans stuff we KNOW they want! That is our focus on COMMERCE and 85% of our total revenue.

Here are our stores:

PROJECT | M - ECOMMERCE


You get the joke.
INKED SHOP
REVOLVER
THE HARD TIMES

Our Inked Shop is our largest and we carry an awesome assortment of funny, spooky, sometimes raunchy, and most often BLACK apparel, accessories, home goods, and gifts. Think of the Hot Topic or Spencer's you used to see in the mall but with a lot more curse words and tattoos!

At the REVOLVER shop, we are curating the awesomest rock/metal record store ever! We have hundreds of limited vinyl variants, exclusive apparel, and ton of stuff you can't get anywhere else.

Finally, our comedy brand – The Hard Times – is about making you laugh but always with an edge. We are rolling out designs there that will turn people's heads, make them laugh but also maybe sometimes throw a bottle at you! 😉

Our stores are curated for OUR fans and by our team which lives and breathes all of this...

The greatest thing about being an e-commerce platform is that we can sell to ANYWHERE in the world! Our content reaches millions worldwide and this means our sales can scale HUGE.

Here are our e-commerce results across the last few years:

(ES – LET'S PUT A 3-MONTH ROLLING ECOMMERCE CHART HERE)

THE BILLION-DOLLAR MARKET

Fans of our genres know there is a LOT of money being spent in these areas. Almost no one ever goes out and gets ONE tattoo or goes to ONE metal show – they get or go to 10s or even 100s!

The result is that both of these areas are very large – and underappreciated – markets. Data is hard to come by but we have run quite a few surveys through the years and here are OUR thoughts on the size of these markets...


PROJECT | M - MARKET OPPORTUNITY
GENRE
ROCK / METAL
TATTOOING
GLOBAL AUDIENCE
150 MILLION +
200 MILLION +
GLOBAL SPEND
$5 BILLION +
$15 BILLION +
GROWTH RATE
+10%
+20%

There are a couple of companies out there that have SOME similarities to what we are doing.

One of our model companies is Barstool Sports. Many of you are familiar with this great brand that super-serves the passionate sports and sports betting community.

Back in 2016, smart money investor Chernin Group invested $10 million into the company – at what we believe are similar valuations ($25mm) to where we are raising today. The

company at that time was a similar size to our own, although a bit smaller.

… that investment they grew a ton and earlier this year they announced they were selling a stake for $450 million to casino company Penn National Gaming and did $100 million of revenue in 2019. Think the size of our end markets is at least as large as Barstool's and we face much less competition.

The other available comparable business is the European e-commerce business EMP which was bought for $180 million by Warner Music back 2017. That business was doing approximately $200 million of revenue serving the same customer as our businesses serve.

Given the size of our end market and the success of Barstool and EMP, we believe there is a tremendous growth opportunity for our business.

THE PROJECT M OPPORTUNITY

Inception to date we have raised more than $7 million of investment capital from Wall Street executives, music, and media executives. These were folks who were equally excited about the business opportunity but also passionate fans of our genres.

This investment capital allowed us to get the company to a position where we have a significant scale, great brands, are growing strongly, AND are profitable. Now we want to expand this business opportunity to ALL investors.

The REAL money out there is being made by investing in pre-IPO companies and getting in on the ground floor. Up until the last few years, those kinds of investment opportunities have not been available to regular investors.

All of that has changed now, though, with the JOBS Act and the evolution of the crowdfunding market on great platforms like WeFunder.

Our founders see a great opportunity to bring together the passionate fans from the tattoo world, rock and heavy metal, and comedy and let them be an OWNER in what we are building with this company. The same opportunity we all left our previous careers to join – work in areas you love, doing awesome stuff, and (hopefully) make some real money!

The great news is that we are opening up investment to fans now that a LOT of the heavy lifting is done! We have a solid company with revenues, growth, brands, and profits – NOW is the time to take to the next level.

You will be investing alongside the founders of this company who have invested over $2.5 million of the $7 million invested so far. In fact, our CEO and Founder has invested over $2 million and NEVER taken a single dollar out of the company to-date. We are on the same exact terms as YOU! We invested that money and our time because we think the upside is massive and the timing is perfect.

Right NOW is an absolutely unique period in the history of investing – the ability to get in on the ground floor on the kinds of investments that historically were ONLY open to a select group of investors. Also to invest in areas you love. There has never been an opportunity like it…

WHAT WE ARE DOING TODAY

We are launching a Regulation CF crowdfunding but also preparing our company to launch a Regulation A+ fundraising. Our initial goal is to raise $1 million from new investors but we have the potential to raise up to $3 million shortly.

We are raising this money at a $22 million pre-money valuation. This is similar to the valuation where Barstool did their deal back in 2016 and we are bigger than they were.

This capital will be used to pay back some debt, invest in the operations of the business, fund further acquisitions, and – most importantly – create more KICK ASS content and merchandise for our fans.

COME GET YOUR PERKS!

One of the best things about running this company is we get direct access to the artists – tattooists, musicians, and comedians – that are our inspirations! Again, we started the business because we thought it was a great opportunity but this was a great bonus...

Now we would like to share BOTH those opportunities with you – our fans! In addition to becoming an investor alongside our group of experienced managers and investors, you also can become a member of the team...


This includes special bonuses including:
• Discounts on our merchandise
• Access to exclusive purchase windows for our limited merchandise
• Lifetime subscriptions to our publications
• Discounts to special events including shows, tours, conventions, and shows
• Exclusive access to special events curated for our investors

This isn't just a business – it is our passion and our COMMUNITY. We want to share that with you our investors and fans...

JOIN THE PROJECT M ARMY

Investor Q&A

– COLLAPSE ALL

What does your company do?

Project M is a portfolio of brands across multiple genres (currently focusing on heavy metal and tattoo). We operate both digital and print media properties to serve content to passionate fans. We sell D2C products — merchandise, events, studio content, and more.

Where will your company be in 5 years?

We hope to grow to $25M+ in e-commerce revenue and become a dominant global player in media and e-commerce in our very large end markets. Our exit strategy is to be acquired by Warner Music Group or Live Nation. These projections cannot be guaranteed.

Why did you choose this idea?

Tattoos and heavy metal are huge businesses (in the billions). Yet there is little premium content and hard to find premium merchandise. We have combined the leading media brands in these areas to bring the most unique e-commerce experience for passionate fans like ourselves.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Much of the technology and technology providers that we use today were simply not available years ago. The advance and development of social networks, the availability of low-cost video equipment, access to e-commerce shopping software (Shopify) as well as partners including 3rd party logistic (3PL) platforms and other developments have allowed us to build a cost-effective (and profitable) platform to serve our audience. While addressing this market still takes a reasonable amount of investment capital ($7mm raised to date) as well as significant management expertise, the overall cost of market entry has dropped substantially.

How far along are you? What's your biggest obstacle?

Our media brands are well established with REVOLVER (founded 2000), Inked (2004), and

Our media brands are well established with REVOLVER (founded 2000), Inked (2004), and The Hard Times (2014) all having substantial operating history and audience. Our company – Project M – was formed in late 2016 and has raised $7 million to-date and brought all of these brands together and fully integrated them onto a single e-commerce platform. The company has made substantial progress with expectations of $10+ million of revenue in 2021, profitability, and continued rapid growth. Our biggest obstacle to-date has been access to investment capital to fund initial investment losses and now further invest in the accelerating growth of the company.

Who competes with you? What do you understand that they don't?

The marriage of content and commerce is a relatively new concept with only a few companies such as Barstool Sports and Food52 having developed any real scale in their respective genres. In our areas we see some content competition in the media space in rock/metal (5 competitors), tattooing (1 competitor) and comedy (multiple) as well as competition in retailing in these respective areas. There are, however, no companies in any of our areas that have successful (or even modestly) integrated content and commerce to the degree that we have with Project M. This opportunity did not exist from a technology and logistics perspective until the last few years and none of our competitors have add the same access to investment capital nor management expertise to execute the transition and merger of these sides of the business.

How will you make money?

The vast majority of our revenue (85%+) comes from selling merchandise directly to our fans. We curate a collection of apparel, music (vinyl and CD), home goods and other accessories that appeal to our audience. We also sell advertising and sponsorship (15% of revenue) to select advertisers who want access to our passionate audience.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

We have economic sensitivity as our primary business is selling products directly to consumers as well as advertising. In a steep economic recession we would expect to see our revenues negatively impacted. Our focus on digital distribution, however, gives us unique advantages in terms of scalability and our business actually ACCELERATED in terms of revenue growth during this recent period of economic volatility.

Our primary challenge has been access to investment capital and the appropriate staff to continue to build out our business model. Access to capital is the primary risk for our business.

What is Project M's competitive advantage?

We have brought together a unique combination of expertise including investors, finance, content creation, marketing and technology executives that have then been able to raise a substantial amount of capital to create a business model unique in our space. Additionally we own "real estate" with brands that have been established for decades and with substantial audience and brand recognition. While we do believe that what we have done can be replicated, it would take a considerable amount of time and capital and our brands would be almost impossible to replace.

Can I make money from this?

F*ck yeah! Pretty much everyone in this organization left jobs where they were working less and making a LOT more money to do this – ha ha! This is a very motivated team and all the major employees have substantial equity holdings right alongside investors in this round.

Are there other benefits to investing?

Absolutely! We started this company so we could (hopefully) make a bunch of money but also because we get to see, do and buy a lot of cool sh*t! We want to share that opportunity with our investors and have structured discounts, unique access, exclusive products and opportunities for our fans. We will even put your name in the masthead if you invest enough!

Where does your name come from? What does the M in Project M stand for?

Ha ha! Guess? Anyone that gets it right, gets a FREE LIFETIME subscription to all of our magazines.

magazines.

Isn't rock and metal music for old people? Won't tattoos look terrible when people are old?

No comment. 😉

How do you select who is on the cover of the magazines?

We use a complex algorithm using metadata taken across our 50+ social and digital channels and then cross reference this data against engagement and demographic data to produce the optimal covers for the magazine. (Or we just find cool sh*t we dig and put it on there...)

How can fans/owners help make the company successful?

Just support our community! Get a tattoo, see a show, live your life with a passion for any and everything! (Investing, reading our content and buying some cool sh*t also helps). \m/